File No. 82-5215

松井証券

ネットストック

September 9, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary under Japanese GAAP for the Three Month Ended June 30, 2002

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Managing Director

dlw 9/16

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Three Month Ended June 30, 2002

Date:	July 31, 2002
Company name (code number):	Matsui Securities, Co., Ltd. (8628)
Head office:	1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing:	(In Japan) Tokyo

Consolidated Financial Summary for the Three Months Ended June 30, 2002

(1) Operating results (from April 1, 2002 to June 30, 2002)

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Q1/Q1 % change)	(Millions of Yen)	(Q1/Q1 % change)	(Millions of Yen)	(Q1/Q1 % change)	(Millions of Yen)	(Q1/Q1 % change)
First quarter ended June 30, 2002	3,493	(19.7)	3,248	(−)	328	(−73.2)	316	(−74.3)
First quarter ended June 30, 2001	2,918		—		1,224		1,233	
Fiscal 2001 (2002/3)	12,785		11,435		4,368		3,939	

	Net income		Earnings/Share	Fully diluted Earnings/Share	Earnings/ Shareholders' Equity
	(Millions of Yen)	(Q1/Q1 % change)	(Yen)	(Yen)	(Yearly bases: %)
First quarter ended June 30, 2002	−18	(−)	−0.20	−0.20	−0.2
First quarter ended June 30, 2001	601		12.87	—	24.8
Fiscal 2001 (2002/3)	1,870		24.56	24.11	9.2

Note: Average number of shares outstanding (Consolidated):

First quarter ended June 30, 2002	87,610,912	shares
First quarter ended June 30, 2001	46,678,055	shares
Fiscal 2001 (2002/3)	76,131,268	shares

There has not been significant change in accounting principles.

(2) Financial Position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity/share (Yen)
First quarter ended June 30, 2002	202,128	30,950	15.3	353.27
First quarter ended June 30, 2001	251,745	9,938	6.5	136.87
Fiscal 2001 (2002/3)	187,606	31,124	16.6	355.25

Note: Shareholders' equity ratio = Total shareholders' equity/ {(Total liabilities*) + Total shareholders' equity}

(*) Excluding guarantee securities received from customers as collateral.

Number of shares outstanding at end of period: (Consolidated)

First quarter ended June 30, 2002	87,611,080	shares
First quarter ended June 30, 2001	72,611,080	shares
Fiscal 2001 (2002/3)	87,611,080	shares

(3) Scope of consolidation and equity method

Consolidated subsidiaries:	1 Company
Affiliates applicable of equity method:	None

(4) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method:	None

The Consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan (" Japanese GAAP") and with the Japanese Securities and Exchange Law.

Consolidated Balance Sheets

(Millions of Yen)

	First quarter ended June 30, 2002	Year ended March 31, 2002
Assets		
Current assets	197,657	183,774
Cash in hand and at banks	9,409	7,472
Cash segregated as deposits	80,500	83,200
Trading assets	23	–
Net receivables arising from pre-settlement date trades	–	33
Margin account assets:	104,260	89,526
Loans receivable from customers	100,321	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	3,939	5,324
Receivables from customers and others	9	5
Short-term guarantee deposits	1,980	2,245
Prepaid expenses	65	115
Accrued income	701	728
Deferred income taxes	466	483
Others	265	27
Allowance for doubtful accounts	(20)	(59)
Fixed assets	4,471	3,832
Tangible fixed assets	972	1,013
Buildings	363	368
Equipment and instruments	324	361
Land	285	285
Intangible fixed assets	1,832	1,397
Software costs	1,790	1,352
Others	42	45
Investments and others	1,666	1,421
Investment securities	1,391	1,053
Investment in partnership	2	28
Long-term loans receivable	9	9
Long-term guarantee deposits	77	81
Long-term prepaid expenses	3	3
Deferred income taxes	13	74
Others	173	173
Total Assets	202,128	187,606

	First quarter ended June 30, 2001
Assets	
Current assets	247,854
Cash and time deposits	68,164
Cash segregated as deposits related to securities transactions	261
Receivables from customers and *others*	7
Prepaid expenses	43
Accrued income	503
Trading assets	11
Margin accounts:	78,826
Loans receivable from customers	72,897
Cash deposits as collateral for securities borrowed from securities finance companies	5,928
Securities in custody	99.663
Short-term borrowings	272
Deferred income taxes	70
Others	87
Allowance for doubtful accounts	(51)
Fixed assets	3,891
Tangible fixed assets	1,066
Buildings	371
Equipment and instruments	410
Land	285
Intangible fixed assets	2,064
Software costs	2,009
Others	55
Investments and others	761
Investment securities	183
Investment in partnership	59
Long-term loans receivable	3
Long-term guarantee deposits	80
Long-term guarantee *securities deposited*	15
Long-term prepaid expenses	27
Deferred income taxes	212
Others	181
Total Assets	251,745

(Millions of Yen)

	First quarter ended June 30, 2002	Year ended March 31, 2002
Liabilities		
Current liabilities	169,746	155,272
Net payables arising from pre-settlement date trades	15	–
Margin account liabilities:	74,741	59,571
Loans from securities finance companies	58,049	38,420
Proceeds of securities sold on customers' accounts	16,693	21,151
Payables on collateralized securities transactions:	1,593	4,735
Cash deposits as collateral for securities loaned	1,593	4,735
Deposits received	38,128	39,113
Guarantee deposits received	52,723	48,535
Suspense account for undelivered securities	–	2
Short-term borrowings	1,512	512
Advances received	0	0
Deferred revenue	59	13
Accounts payable	524	924
Accrued expenses	396	403
Accrued income taxes	2	1,320
Accrued bonuses	53	111
Others	–	33
Fixed liabilities	876	721
Bond	500	500
Long-term borrowings	23	78
Installment purchase obligation	62	143
Others	291	0
Statutory reserves	555	488
Reserve for securities transactions	555	488
Total liabilities	171,177	156,482
Shareholders' equity		
Common stock	11,381	11,381
Capital surplus	9,230	–
Additional paid-in capital	–	9,230
Earned surplus	10,014	–
Retained earnings	–	10,311
Net unrealized gain on investments	326	203
Treasury stock	(0)	(0)
Total shareholders' equity	30,950	31,124
Liabilities and shareholders' equity	202,128	187,606

	First quarter ended June 30, 2001
Liabilities	
Current liabilities	240,265
Short-term borrowings	782
Deposits received	31, 925
Advances received	0
Deferred revenue	1
Accounts payable	398
Accrued expenses	294
Trading assets	10
Margin accounts:	65,948
Loans from securities finance companies	48,493
Proceeds of securities sold on customers' accounts	17,455
Guarantee deposits received	39,640
Securities borrowed and deposited from customers	99,663
Cash deposits as collateral for securities loaned	1,000
Accrued income taxes	537
Accrued bonuses	69
Fixed liabilities	1,246
Bond	500
Long-term borrowings	185
Installment purchase obligation	385
Accrued severance indemnities	176
Statutory reserves	295
Reserve for securities transactions	295
Total liabilities	241,807
Shareholders' equity	
Common stocks	671
Additional paid-in capital	200
Retained earnings	9,042
Net unrealized gain on investments	26
Treasury stock	(1)
Total shareholders' equity	9,938
Liabilities and shareholders' equity	251,745

Consolidated Statements of Income

(Millions of Yen)

	First quarter ended June 30, 2002	Year ended March 31, 2002
Operating revenues	3,493	12,785
Commissions	2,777	10,215
Net gain on trading	0	22
Interest and dividend income	716	2,549
Interest expenses	245	1,350
Net operating revenues	3,248	11,435
Selling, general and Administrative expenses	2,921	7,067
Transaction related expenses	429	1,857
Employees' compensation and benefits	480	1,874
Occupancy and rental	285	799
Data processing and office supplies	555	964
Depreciation	1,123	1,437
Duties and taxes other than income taxes	10	29
Provision of allowance for doubtful accounts	–	7
Others	39	100
Operating income	328	4,368
Non-operating income	5	34
Non-operating expenses	17	463
Ordinary income	316	3,939
Special profits	39	76
Special losses	383	421
Income before income taxes	(27)	3,595
Income taxes – Current	2	2,108
Income taxes – Deferred	(12)	(383)
Net income	(18)	1,870

	First quarter ended June 30, 2001
Operating revenues	2,918
Commissions	2,427
Interest and dividend income	480
Net gain on trading	12
Operating expenses	1,694
Selling, general and Administrative expenses	1,503
Transaction related expenses	487
Employees' compensation and benefits	477
Occupancy and rental	194
Data processing and office supplies	173
Depreciation	138
Duties and taxes other than income taxes	11
Provision of allowance for doubtful accounts	–
Others	23
Interest expenses	191
Operating income	1,224
Non-operating income	25
Non-operating expenses	16
Ordinary income	1,233
Special profits	4
Special losses	80
Income before income taxes	1,157
Income taxes – Current	537
Income taxes – Deferred	20
Net income	601

(Supplementary Information)

Consolidated Quarterly Results of Operations

(Millions of Yen)

	First quarter ended June 30, 2001 (A)	Second quarter ended September 30, 2001 (B)	Third quarter ended December 31, 2001 (C)	Forth quarter ended March 31, 2002 (D)	Year ended March 31, 2002 (A)+(B)+(C)+(D)	First quarter Ended June 30, 2002
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493
Commissions	2,427	2,448	2,606	2,734	10,215	2,777
Net gain on trading	12	6	5	(2)	22	0
Interest and dividend income	480	722	575	773	2,549	716
Interest expenses	191	412	312	435	1,350	245
Net operating revenues	2,728	2,763	2,874	3,070	11,435	3,248
Selling, general and administrative expenses	1,503	1,524	1,612	2,428	7,067	2,921
Transaction related expenses	487	485	447	439	1,857	429
Employees' compensation and benefits	477	433	496	468	1,874	480
Occupancy and rental	194	202	190	213	799	285
Data processing and office supplies	173	184	310	297	964	555
Depreciation	138	184	135	979	1,437	1,123
Duties and taxes other than income taxes	11	11	3	4	29	10
Provision of allowance for doubtful accounts	–	–	–	7	7	–
Others	23	25	31	20	100	39
Operating income	1,224	1,239	1,263	643	4,368	328
Non-operating income and expenses	9	(448)	(0)	10	(429)	(11)
Ordinary income	1,233	791	1,262	653	3,939	316
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(344)
Income before income taxes	1,157	622	1,183	632	3,595	(27)
Income taxes – Current	537	402	551	618	2,108	2
Income taxes – Deferred	20	(92)	16	(327)	(383)	(12)
Net income	601	312	617	341	1,870	(18)

Note: Due to the revision of "Uniform Accounting Standards of Securities Companies," presentation for the first quarter ended June 30, 2001 has been rearranged to conform to that for the current period.

Non-Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2002

Date:	July 31, 2002
Company name (code number):	Matsui Securities, Co., Ltd. (8628)
Head office:	1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing:	(In Japan) Tokyo

Non-Consolidated Financial Summary for the Three Months Ended June 30, 2002

(1) Operating results (from April 1, 2002 to June 30, 2002)

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Q1/Q1 % change)	(Millions of Yen)	(Q1/Q1 % change)	(Millions of Yen)	(Q1/Q1 % change)	(Millions of Yen)	(Q1/Q1 % change)
First quarter ended June 30, 2002	3,493	(19.7)	3,248	(−)	327	(−73.2)	315	(−74.4)
First quarter ended June 30, 2001	2,918		−		1,222		1,230	
Fiscal 2001 (2002/3)	12,785		11,435		4,357		3,921	

	Net income		Earnings / share	Fully diluted earnings per share	Earnings / shareholder's equity
	(Millions of Yen)	(Q1/Q1 % change)	(Yen)	(Yen)	(Yearly basis: %)
First quarter ended June 30, 2002	−18	(−)	−0.20	−0.20	−0.2
First quarter ended June 30, 2001	598		12.82	−	24.8
Fiscal 2001 (2002/3)	1,859		24.42	23.98	9.2

Note: Average number of shares outstanding
First quarter ended June 30, 2002 87,610,912 shares
First quarter ended June 30, 2001 46,681,051 shares
Fiscal 2001 (2002/3) 76,131,268 shares

There has not been significant change in accounting principles.

(2) Financial Position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' Equity / share (Yen)	Capital Adequacy ratio (%)
First quarter ended June 30, 2002	202,088	30,912	15.3	352.83	753.8
First quarter ended June 30, 2001	251,713	9,909	6.5	136.47	287.9
Fiscal 2001 (2002/3)	187,560	31,086	16.6	354.82	843.4

Note: Number of shares outstanding at end of period:
First quarter ended June 30, 2002 87,611,080 shares
First quarter ended June 30, 2001 72,611,080 shares
Fiscal 2002 (2002/3) 87,611,080 shares

Number of treasury stocks:
First quarter ended June 30, 2002 168 shares
First quarter ended June 30, 2001 2,996 shares
Fiscal 2002 (2002/3) 168 shares

Shareholders' equity ratio = Total shareholders' equity/ {(Total liabilities*) + Total shareholders' equity}
(*) Excluding guarantee securities received from customers as collateral.

The non-consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

Non-Consolidated Balance Sheets

(Millions of Yen)

	First quarter ended June 30, 2002	Year ended March 31, 2002
Assets		
Current assets	197,580	183,698
Cash in hand and at banks	9,339	7,401
Cash segregated as deposits	80,500	83,200
Trading assets	23	–
Net receivables arising from pre-settlement date trades	–	33
Margin account assets:	104,260	89,526
Loans receivable from customers	100,321	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	3,939	5,324
Receivables from customers and others	9	5
Short-term guarantee deposits	1,980	2,245
Prepaid expenses	60	110
Accrued income	701	728
Deferred income taxes	466	482
Others	263	27
Allowance for doubtful accounts	(20)	(59)
Fixed assets	4,508	3,862
Tangible fixed assets	621	660
Buildings	291	293
Equipment and instruments	324	361
Land	6	6
Intangible fixed assets	1,832	1,397
Software costs	1,790	1,352
Others	42	45
Investments and others	2,054	1,805
Investment securities	1,391	1,053
Shares of affiliate companies	450	450
Investment in partnership	2	28
Long-term loans receivable	9	9
Long-term guarantee deposits	15	15
Long-term prepaid expenses	3	3
Deferred income taxes	13	74
Others	173	173
Total Assets	202,088	187,560

	First quarter ended June 30, 2001
Assets	
Current assets	247,799
Cash and time deposits	68,114
Cash segregated as deposits related to securities transactions	261
Receivables from customers and others	7
Prepaid expenses	37
Accrued income	503
Trading assets	11
Treasury stock	1
Margin accounts:	78,826
Loans receivable from customers	72,897
Cash deposits as collateral for securities borrowed from securities finance companies	5,928
Securities in custody	99,663
Short-term borrowings	272
Deferred income taxes	70
Others	87
Allowance for doubtful accounts	(51)
Fixed assets	3,915
Tangible fixed assets	706
Buildings	289
Equipment and instruments	410
Land	6
Intangible fixed assets	2,064
Software costs	2,009
Others	55
Investments and others	1,145
Investment securities	183
Shares of affiliate companies	450
Investment in partnership	59
Long-term loans receivable	3
Long-term guarantee deposits	15
Long-term guarantee securities deposited	15
Long-term prepaid expenses	27
Deferred income taxes	212
Others	181
Total Assets	251,713

(Millions of Yen)

	First quarter ended June 30, 2002	Year ended March 31, 2002
Liabilities		
Current liabilities	169,746	155,265
Net payables arising from pre-settlement date trades	15	–
Margin account liabilities	74,741	59,571
Loans from securities finance companies	58,049	38,420
Proceeds of securities sold on customers' accounts	16,693	21,151
Payables on collateralized securities transactions:	1,593	4,735
Cash deposits as collateral for securities loaned	1,593	4,735
Deposits received	38,128	39,113
Guarantee deposits received	52,723	48,535
Suspense account for undelivered securities	–	2
Short-term borrowings	1,512	512
Deferred revenue	59	13
Accounts payable	524	923
Accrued expenses	396	403
Accrued income taxes	2	1,314
Accrued bonuses	53	111
Others	–	33
Fixed liabilities	875	721
Bond	500	500
Long-term borrowings	23	78
Installment purchase obligation	62	143
Others	291	–
Statutory reserves	555	488
Reserve for securities transactions	555	488
Total liabilities	171,176	156,474
Shareholders' equity		
Common stock	11,381	11,381
Capital surplus	9,230	–
Additional paid-in capital	9,230	–
Earned surplus	9,976	–
Earned surplus reserve	159	–
Voluntary reserve	4,250	–
Special reserve	4,250	–
Unappropriated retained earnings	5,567	–
Additional paid-in capital	–	9,230
Earned surplus reserves	–	159
Other retained earnings	–	10,114
Voluntary reserves	–	4,250
Special reserves	–	4,250
Unappropriated retained earnings	–	5,864
Net unrealized gain on investments	326	203
Treasury stock	(0)	(0)
Total shareholders' equity	30,912	31,086
Liabilities and shareholders' equity	202,088	187,560

	First quarter ended June 30, 2001
Liabilities	
Current liabilities	240,263
Short-term borrowings	782
Deposits received	31, 925
Deferred revenue	1
Accounts payable	397
Accrued expenses	294
Trading assets	10
Margin accounts:	65,948
Loans from securities finance companies	48,493
Proceeds of securities sold on customers' accounts	17,455
Guarantee deposits received	39,640
Guarantee securities received	99,663
Cash deposits as collateral for securities loaned	1,000
Accrued income taxes	535
Accrued bonuses	69
Fixed liabilities	1,246
Bond	500
Long-term borrowings	185
Installment purchase obligation	385
Accrued severance indemnities	176
Statutory reserves	295
Reserve for securities transactions	295
Total liabilities	241,805
Shareholders' equity	
Common stock	671
Additional paid-in capital	200
Earned surplus reserve	159
Other retained earnings	8,853
Voluntary reserve	4,250
Special reserve	4,250
Unappropriated retained earnings	4,603
Net unrealized gain on investments	26
Total shareholders' equity	9,909
Liabilities and shareholders' equity	251,713

Non-Consolidated Statements of Income

(Millions of Yen)

	First quarter ended June 30, 2002	Year ended March 31, 2002
Operating revenues	3,493	12,785
Commissions	2,777	10,215
Net gain on trading	0	22
Interest and dividend income	716	2,549
Interest expenses	245	1,350
Net operating revenues	3,248	11,435
Selling, general and Administrative expenses	2,921	7,079
Transaction related expenses	429	1,857
Employees' compensation and benefits	477	1,869
Occupancy and rental	292	833
Data processing and office supplies	555	964
Depreciation	1,121	1,427
Duties and taxes other than income taxes	7	22
Provision of allowance for doubtful accounts	–	7
Others	39	99
Operating income	327	4,357
Non-operating income	5	28
Non-operating expenses	17	463
Ordinary income	315	3,921
Special profits	39	76
Special losses	382	421
Income before income taxes	(28)	3,576
Income taxes – Current	2	2,100
Income taxes – Deferred	(12)	(383)
Net income	(18)	1,859

	First quarter ended June 30, 2001
Operating revenues	2,918
Commissions	2,427
Interest and dividend income	480
Net gain on trading	12
Operating expenses	1,696
Selling, general and Administrative expenses	1,505
Transaction related expenses	487
Employees' compensation and benefits	476
Occupancy and rental	203
Data processing and office supplies	173
Depreciation	136
Duties and taxes other than income taxes	8
Provision of allowance for doubtful accounts	–
Others	23
Interest expenses	191
Operating income	1,222
Non-operating income	24
Non-operating expenses	16
Ordinary income	1,230
Special profits	4
Special losses	80
Income before income taxes	1,154
Income taxes – Current	536
Income taxes – Deferred	20
Net income	598

Supplementary Information for Non-Consolidated Financial Highlights

1. Commission Revenues

(1) Commission Revenues by Item (Millions of Yen)

	First quarter ended June 30, 2002 (A)	First quarter ended June 30, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Brokerage	2,617	2,374	110.2%	9,543
(Stocks)	2,600	2,372	109.6%	9,489
(Bonds)	–	0	–	1
(Beneficiary certificates)	16	1	1,368.3%	54
Underwriting and selling	3	–	–	–
Subscription and distribution	13	1	1,584.3%	157
Others	145	52	278.6%	514
Total	2,777	2,427	114.5%	10,215

(2) Commission Revenues by Product (Millions of Yen)

	First quarter ended June 30, 2002 (A)	First quarter ended June 30, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Stocks	2,665	2,398	111.1%	9,798
Bonds	–	1	–	2
Beneficiary certificates	16	8	203.9%	73
Others	96	20	490.5%	342
Total	2,777	2,427	114.5%	10,215

2. Net gain on trading

(Millions of Yen)

	First quarter ended June 30, 2002 (A)	First quarter ended June 30, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Stocks	0	13	0.7%	22
Bonds and others	–	(0)	–	(1)
Bonds	–	(0)	–	(1)
Others	–	–	–	–
Total	0	12	0.7%	22

3. Stock Trading

(Millions of shares, Millions of Yen)

	First quarter ended June 30, 2002 (A)		First quarter ended June 30, 2001 (B)		Comparison (A) / (B)		Year ended March 31, 2002	
	Number of Shares	Value	Number of Shares	Value	Number of Shares	Value	Number of Shares	Value
Total	3,337	1,565,205	3,155	1,433,453	105.8%	109.2%	12,797	5,520,103
(Proprietary trading)	6	6,101	15	13,987	36.7%	43.6%	34	33,934
(Brokerage)	3,332	1,559,105	3,140	1,419,466	106.1%	109.8%	12,763	5,486,170
Brokerage / Total	99.8%	99.6%	99.5%	99.0%			99.7%	99.4%
Brokerage commissions per share	0.76 Yen		0.71 Yen				0.70 Yen	

4. Underwriting and Selling, Subscription and Distribution

(Millions of shares, Millions of Yen)

		First quarter ended June 30, 2002 (A)	First quarter ended June 30, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Underwriting and Selling					
Stocks	(Number of shares)	0	–	–	–
	(Value)	193	–	–	–
Bonds	(Face value)	–	–	–	–
Beneficiary certificates	(Face value)	–	–	–	–
Commercial paper and others	(Face value)	–	–	–	–
Subscription and Distribution					
Stocks	(Number of shares)	0	0	165.5%	3
	(Value)	908	23	4,016.4%	4,826
Bonds	(Face value)	–	60	–	180
Beneficiary certificates	(Face value)	–	3,510	–	3,511
Commercial paper and others	(Face value)	–	–	–	–

5. Capital Adequacy Ratio

(Millions of Yen)

			As of June 30, 2002	As of June 30, 2001	As of March 31, 2002
Tier I Capital		(A)	30,585	10,802	30,604
Tier II Capital	Net unrealized gain on investment		326	28	203
	Statutory reserves		555	232	488
	Allowance for doubtful accounts		20	55	59
	Subordinated debts		500	500	500
	Total	(B)	1,401	815	1,250
Assets to be deducted from equity capital		(C)	3,368	3,978	3,075
Equity capital after deduction (A) + (B) – (C)		(D)	28,619	7,639	28,779
Risk	Market risk		147	13	111
	Counterparty risk		2,187	1,585	1,903
	Basic risk		1,461	1,055	1,398
	Total	(E)	3,797	2,653	3,412
Capital adequacy ratio (%)		(D) / (E)	753.8%	287.9%	843.4%

Note: Capital adequacy ratio as of March 31, 2002 is calculated with appropriated retained earnings being deducted from Tier I Capital. The ratio as of June 30, 2002 and March 31, 2002 are calculated considering the adjustments resulting from the account settlements.

6. Non-Consolidated Quarterly Results of Operations

(Millions of Yen)

	First quarter ended June 30, 2001 (A)	Second quarter ended September 30, 2001 (B)	Third quarter ended December 31, 2001 (C)	Forth quarter ended March 31, 2002 (D)	Year ended March 31, 2002 (A)+(B)+(C)+(D)	First quarter Ended June 30, 2002
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493
Commissions	2,427	2,448	2,606	2,734	10,215	2,777
Net gain on trading	12	6	5	△2	22	0
Interest and dividend income	480	722	575	773	2,549	716
Interest expenses	191	412	312	435	1,350	245
Net operating revenue	2,728	2,763	2,874	3,070	11,435	3,248
Selling, general and administrative expenses	1,505	1,529	1,615	2,429	7,079	2,921
Transaction related expenses	487	485	447	439	1,857	429
Employees' compensation and benefits	476	432	494	466	1,869	477
Occupancy and rental	203	211	199	220	833	292
Data processing and office supplies	173	184	310	297	964	555
Depreciation	136	182	133	977	1,427	1,121
Duties and taxes other than income taxes	8	10	2	3	22	7
Provision of allowance for doubtful accounts	–	–	–	7	7	–
Others	23	25	31	20	99	39
Operating income	1,222	1,234	1,259	641	4,357	327
Non-operating income and expenses	7	(449)	(2)	9	(435)	(12)
Ordinary income	1,230	785	1,257	650	3,921	315
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(343)
Income before income taxes	1,154	616	1,178	629	3,576	(28)
Income taxes – Current	536	400	549	616	2,100	2
Income taxes – Deferred	20	(92)	16	(327)	(383)	(12)
Net income	598	308	613	339	1,859	(18)

Note: Due to the revision of "Uniform Accounting Standards of Securities Companies," presentation for the first quarter ended June 30, 2001 has been rearranged to conform to that for the current period.

7. Operational Information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts (Change)	4,097 (854)	5,226 (1,129)	6,401 (1,175)	8,679 (2,278)	10,586 (1,907)	13,286 (2,700)
Number of Netstock margin accounts (Change)	427 (68)	531 (104)	651 (120)	803 (152)	1,067 (264)	1,418 (351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts (Change)	18,085 (4,799)	20,823 (2,738)	22,714 (1,891)	24,815 (2,101)	27,577 (2,762)	29,768 (2,191)
Number of Netstock margin accounts (Change)	2,987 (1,569)	3,681 (694)	4,136 (455)	4,539 (403)	5,007 (468)	5,453 (446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts (Change)	30,226 (458)	30,856 (630)	31,842 (986)	32,739 (897)	34,206 (1,467)	35,118 (912)
Number of Netstock margin accounts (Change)	5,847 (394)	6,239 (392)	6,780 (541)	7,470 (690)	8,201 (731)	8,780 (579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts (Change)	35,638 (520)	36,649 (1,011)	38,017 (1,368)	39,518 (1,501)	42,397 (2,879)	45,353 (2,956)
Number of Netstock margin accounts (Change)	9,052 (272)	9,552 (500)	9,990 (438)	10,141 (151)	10,896 (755)	11,607 (711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal 2002

	Apr. 2002	May 2002	Jun. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)
Number of share trades via Netstock	622,829	616,338	519,679
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025